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FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	March 17, 2009	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 082961-0101

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Re:

Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Hennessy Mutual Funds, Inc. (File Nos. 333-07595 and 811-07695)
The Hennessy Funds, Inc. (File Nos. 333-00227 and 811-07593)
Annual Report on Form N-CSR for Fiscal Year Ended October 31, 2007
Filed January 8, 2008

Dear Ms. DiAngelo:

           On behalf of our clients, Hennessy Funds Trust, Hennessy Mutual Funds, Inc. and The Hennessy Funds, Inc. and their operating series (each a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report referenced above (the “Annual Report”) and certain other filings (collectively, the “Report”). The comments were provided by Christina DiAngelo, at (202) 551-6963 or diangeloc@sec.gov. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

           If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

                1.    In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form N-CSR

                2.    On page 2, the Funds identify the total annual operating expenses of the Funds, pursuant to the rules of the Financial Industry Regulatory Authority (“FINRA”), which are not the current expense ratios. In future filings, the Funds should indicate in this disclosure that the Financial Highlights section of the Annual Report sets forth expense ratio data for the current reporting period that may differ from the expense ratio data reported in this section because they are based on different time periods.

Response: In future filings, to the extent such expense ratios are disclosed, the Funds will include disclosure similar to the following: “The Financial Highlights section of this report sets forth expense ratio data for the current reporting period; the expense ratios shown above may differ from the expense ratios in the Financial Highlights sections since they are based on different time periods.”

                3.    On page 28, the Hennessy Total Return Fund’s top ten holdings are shown. The treasury bills held by the Total Return Fund are not reflected, even though they would probably have been in the top ten, which is fine, but, in future filings, the Total Return Fund should indicate that it is showing its top ten stock holdings.

Response: In future filings, the Hennessy Total Return Fund will include disclosure to make it clear that the list of its top ten holdings reflects its top ten stock holdings.

                4.    On page 34, the line item “Net asset value, offering price and redemption price per share” fails to address the redemption fee that would have to be paid. In future filings, the Funds should revise this disclosure to address the redemption fee.

Response: The Funds respectfully note that they have eliminated their redemption fee. So, in future filings, this line item will be correct because there is no redemption fee.

                5.    On page 35, the Hennessy Balanced Fund shows an accrual for distributions that is greater than actual expenses for distributions. Please provide a supplemental explanation.

Response: Pursuant to the Hennessy Balanced Fund’s Rule 12b-1 Plan, the Fund accrued distribution expenses at an annual rate of 0.15% of the Fund’s average daily net assets. Payments made pursuant to the 12b-1 Plan may only be used to pay distribution expenses actually incurred. The amount accrued and not paid out for distribution expenses actually incurred is reflected in the Statements of Assets and Liabilities as a liability. Amounts paid out for distribution expenses actually incurred are reflected as expenses in the Statement of Operations. Since the Hennessy Balanced Fund accrued distribution fees at an annual rate of 0.15%, but incurred and paid out actual distribution expenses that were significantly less than the amount accrued, the amount accrued is greater than the actual expenses.

                6.    On page 58, in footnote 4 to the financial statements, government and short-term investments are excluded. To the extent government and short-term investments are material, the Funds should disclose these investments separately in future filings.

Response: In future filings, the Funds will disclose material government and short-term investments separately in the footnotes to the financial statements.

                7.    The Annual Report needs to include a statement that the Funds’ statement of additional information includes additional information about Fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the statement of additional information. Please ensure that this disclosure is provided in future filings.

Response: In future filings, the Funds will ensure that this disclosure is provided in the Annual Report.

                 8.    In Item 4 of the Form N-CSR, the Funds should disclose the percentage of fees billed by the auditors applicable to non-audit services pursuant to a waiver of the pre-approval requirement for both the Funds and the advisor, or provide an affirmative statement that it is none. Please ensure that this disclosure is provided in future filings.

Response: In future filings, the Funds will ensure that this disclosure is provided in Item 4 of the Form N-CSR.

Form N-Q

                9.    Instruction 8 to Rule 12-12 of Regulation S-X requires disclosure in a footnote of the following amounts based on cost for federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for federal income tax purposes. This information should be updated in each future Form N-Q filing.

Response: The Funds respectfully disagree with the Staff’s suggestion that the each Fund calculate tax adjustments on a quarterly basis. There is no guidance related to Regulation S-X that suggests a requirement to calculate these tax adjustments on a quarterly basis. Furthermore, the nature of these calculations is such that making these adjustments would not necessarily result in a more accurate statement of the Funds’ overall tax cost position. Finally, the Funds suggest that these calculations are onerous and that the cost of making these calculations exceeds the benefit, especially in consideration of the nature of the adjustments as suggested above. The Funds submit that the current calculation methodology accurately states, in all material respects, the tax cost, unrealized appreciation and unrealized depreciation for each Fund.

Form N-PX

                10.    On the first page of the Form N-PX filed by Hennessy Mutual Funds, Inc., there is disclosure related to the proxy vote for Lear Corporation. This disclosure is unclear because it indicates that there were proposals by management and proposals by a shareholder, but it does not specify which are which. In future filings, please ensure that the Form N-PX clearly specifies which proposals are management proposals and which proposals are shareholder proposals, and ensure that it is clear how the Funds voted on each such proposal.

Response: In future filings, the Funds will ensure that the Form N-PX clearly specifies which proposals are management proposals and which proposals are shareholder proposals, and ensure that it is clear how the Funds voted on each such proposal.

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Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer